AMENDMENT TO 10% PROMISSORY NOTE
PRINCIPAL AMOUNT $_________
DATED MAY 10, 2010

WHEREAS, on May 10, 2010 Max Cash Media, Inc., a Nevada corporation (the “Obligor”), issued a 10% Promissory Note (the “Note”) due November 9, 2011 (the “Original Maturity Date”) in the principal amount of $__________ in favor of _______________________ (the “Payee”); and

WHEREAS, the Obligor and the Payee wish to amend the terms of the Note, to extend the Original Maturity Date by eighteen months and to provide for the continued accrual of interest on the outstanding principal amount of the Note during such extension on the same terms as provided in the Note (i.e. 10% per annum).

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the Obligor and the Payee hereby agree that: (i) the unpaid principal balance of the Note shall be due and payable on May 9, 2013 (the “New Maturity Date”), and (ii) interest shall continue to accrue on the unpaid principal balance of the Note at an annual rate of 10%, from the date of this Amendment until the New Maturity Date, and shall be paid in full, together with all previously accrued interest, on the New Maturity Date.  All other terms and conditions of the Note remain unchanged.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Obligor and acknowledged by the Payee as of the 9th day of November, 2011.

MAX CASH MEDIA, INC.

By:
Name:	Noah Levinson
Title:	Chief Executive Officer